# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grande Group Ltd/HK, CIK 0002027722
CUSIP: G4R53M103
Title of class of securities: Class A Ordinary Shares, par value US$ 0.00001
Address of issuer's principal executive offices: Suite 2701, 27/F., Tower 1, Admiralty Center, 18 Harcourt Road, Admiralty, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 06/30/2025
Filed by CIK 0002081249
Persons authorized to receive notices and communications: Yujie Chen, Suite 2701, 27/F., Tower 1, Admiralty Center, 18 Harcourt Road, Admiralty, Hong Kong (K3), 000000, 852 3890 3601

## Reporting persons
- Grande Holding Limited (CIK 0002081249): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 15,194,000; sole dispositive power 0; shared dispositive power 15,194,000; aggregate amount beneficially owned 15,194,000 (76.33% of the class)
  Comment: The percentage reported in Item 13 above is based on a total of 19,906,250 issued and outstanding Class A Ordinary Shares, par value US$0.00001 per share (the "Class A Ordinary Shares"), as of the date of this Schedule 13D, as represented by Grande Group Limited (the "Issuer").
- Yujie Chen (CIK 0002086766): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 0; shared voting power 15,194,000; sole dispositive power 0; shared dispositive power 15,194,000; aggregate amount beneficially owned 15,194,000 (76.33% of the class)
  Comment: (1) The shares above represents 15,194,000 Class A Ordinary Shares held by Grande Holding Limited, a company incorporated under the laws of the Cayman Islands, holds shares of the Issuer. Grande Holding Limited is owned 75% by Blazing Success Holdings Limited and 25% by Ocean Empire Group Limited. Mr. Tak Kai Raymond Tam owns 100% of the equity interests in Rosy Beauty Investment Limited, which wholly owns Blazing Success Holdings Limited. Ms. Yujie Chen, the Chief Executive Officer and Chair of the Board of the Issuer, owns 100% of the equity interests in Ocean Empire Group Limited. Mr. Tam and Ms. Chen share voting and dispositive power with respect to the shares of the Issuer held by Grande Holding Limited and are therefore deemed to be the beneficial owners of such shares for purposes of Rule 13d-3 under the Securities Exchange Act of 1934.
  (2) The percentage reported in Item 13 above is based on a total of 19,906,250 issued and outstanding Class A Ordinary Shares, as of the date of this Schedule 13D, as represented by the Issuer.
- Tak Kai Raymond Tam (CIK 0002081097): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF); sole voting power 0; shared voting power 15,194,000; sole dispositive power 0; shared dispositive power 15,194,000; aggregate amount beneficially owned 15,194,000 (76.33% of the class)
  Comment: (1) The shares above represents 15,194,000 Class A Ordinary Shares held by Grande Holding Limited, a company incorporated under the laws of the Cayman Islands, holds shares of the Issuer. Grande Holding Limited is owned 75% by Blazing Success Holdings Limited and 25% by Ocean Empire Group Limited. Mr. Tak Kai Raymond Tam owns 100% of the equity interests in Rosy Beauty Investment Limited, which wholly owns Blazing Success Holdings Limited. Ms. Yujie Chen, the Chief Executive Officer and Chair of the Board of the Issuer, owns 100% of the equity interests in Ocean Empire Group Limited. Mr. Tam and Ms. Chen share voting and dispositive power with respect to the shares of the Issuer held by Grande Holding Limited and are therefore deemed to be the beneficial owners of such shares for purposes of Rule 13d-3 under the Securities Exchange Act of 1934.
  (2) The percentage reported in Item 13 above is based on a total of 19,906,250 issued and outstanding Class A Ordinary Shares, as of the date of this Schedule 13D, as represented by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$ 0.00001
Name of issuer: Grande Group Ltd/HK
Address of issuer's principal executive offices: Suite 2701, 27/F., Tower 1, Admiralty Center, 18 Harcourt Road, Admiralty, Hong Kong (K3), 00000
Comment: Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: This schedule 13D is being filed by Grande Holding Limited, Yujie Chen, and Tak Kai Raymond Tam (together, the "Reporting Persons").
Residence or business address:
The principle Business address of each reporting person is as follows:

Grande Holding Limited: 71 Fort Street, PO Box 500, George Town, Grand Cayman, KY1-1106, Cayman Islands

Yujie Chen: Suite 2701, 27/F., Tower 1, Admiralty Center, 18 Harcourt Road, Admiralty, Hong Kong

Tak Kai Raymond Tam: Suite 2701, 27/F., Tower 1, Admiralty Center, 18 Harcourt Road, Admiralty, Hong Kong
Present principal occupation or employment:
Yujie Chen is the Chief Executive Officer and a director of the Issuer since January 17, 2023;

Tak Kai Raymond Tam is a merchant. He runs the company Rosy Beauty Investment

Limited, the address is Room 2701, 27/F, Tower 1, Admiralty Centre, 18 Harcourt Road,

Admiralty, Hong Kong, and the main business is investment holding;

Grande Holding Limited is a company incorporated under the laws of the Cayman Islands, holds shares of the Issuer. Grande Holding Limited is owned 75% by Blazing Success Holdings Limited and 25% by Ocean Empire Group Limited. Mr. Tak Kai Raymond Tam owns 100% of the equity interests in Rosy Beauty Investment Limited, which wholly owns Blazing Success Holdings Limited. Ms. Yujie Chen, the Chief Executive Officer and Chair of the Board of the Issuer, owns 100% of the equity interests in Ocean Empire Group Limited.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship:
Grande Holding Limited - Cayman Islands.
Yujie Chen - Hong Kong; and
Tak Kai Raymond Tam - United Kingdom

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons are pre IPO shareholders.

Grande Holding Limited used Working Capital,
Yujie Chen and Tak Kai Raymond Tam used Person Fund

Grande Group Limited, formerly known as Hero Intelligence Group Limited, was incorporated in the British Virgin Islands on August 6, 2020, as a holding company. On August 20, 2020, Grande Group Limited issued 45 Ordinary Shares and 55 Ordinary Shares respectively to two shareholders. On January 17, 2023, as part of the reorganization, the said two shareholders transferred their respective 45 Ordinary Shares and 55 Ordinary Shares to Grande Holding Limited (formerly known as Homei Holdings Inc.), for the consideration of HK$6,480,000 and HK$7,920,000, respectively. Subsequent to the transfers, Grande Group Limited became wholly owned by Grande Holding Limited. On June 4, 2024, it completed a 100,000-for-one share subdivision, increasing its authorized share capital from 50,000 ordinary shares (par value US$1.00) to 5,000,000,000 ordinary shares (par value US$0.00001), resulting in 10,000,000 issued shares, all initially held by Grande Holding Limited, the sole shareholder of the Issuer. On November 11, 2024, the company reclassified its authorized share capital into 4,950,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares, US$ 0.00001 per share ("Class B Ordinary Shares"), re-designated all issued shares into Class A Ordinary Shares, and adopted its Amended and Restated Memorandum and Articles of Association, which became effective on November 18, 2024. On that same day, the company issued an additional 6,634,000 Class A Ordinary Shares to Grande Holding Limited, and 5,000,000 Class B Ordinary Shares to Grande Holding Limited. Class A Ordinary Shares cannot be converted into Class B Ordinary Shares. Class B Ordinary Shares cannot be converted into Class A Ordinary Shares

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons are pre-IPO shareholder of the issuer. The Reporting Persons acquired with the intent to exercise control over the Issuer. The Reporting Persons intend to continue actively participating in the Issuer's management and strategic direction. Except as set forth herein, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Grande Holding Limited holds 15,194,000 Class A Ordinary Shares, representing approximately 76.33% of the total issued and outstanding Class A Ordinary Shares of the Issuer. Grande Holding Limited is owned 75% by Blazing Success Holdings Limited and 25% by Ocean Empire Group Limited. Mr. Tak Kai Raymond Tam owns 100% of the equity interests in Rosy Beauty Investment Limited, which wholly owns Blazing Success Holdings Limited. Ms. Yujie Chen, the Chief Executive Officer and Chair of the Board of the Issuer, owns 100% of the equity interests in Ocean Empire Group Limited. Mr. Tam and Ms. Chen share voting and dispositive power over the shares of the Issuer held by Grande Holding Limited and are therefore deemed to be the beneficial owners of such shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, collectively representing approximately 76.33% of the issued and outstanding Class A Ordinary Shares of the Issuer. The foregoing disclosure is based on a total of 19,906,250 issued and outstanding Class A Ordinary Shares, as represented by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Persons have shared voting and dispositive power over the 15,194,000 Class A Ordinary Shares of the Issuer.
(1) Grande Holding Limited
Sole Voting Power: 0 Class A Ordinary Shares
Shared Voting Power: 15,194,000 Class A Ordinary Shares
Sole Dispositive Power: 0 Class A Ordinary Shares.
Shared Dispositive Power: 15,194,000 Class A Ordinary Shares

(2) Yujie Chen
Sole Voting Power: 0 Class A Ordinary Shares
Shared Voting Power: 15,194,000 Class A Ordinary Shares
Sole Dispositive Power: 0 Class A Ordinary Shares.
Shared Dispositive Power: 15,194,000 Class A Ordinary Shares

(3) Tak Kai Raymond Tam
Sole Voting Power: 0 Class A Ordinary Shares
Shared Voting Power: 15,194,000 Class A Ordinary Shares
Sole Dispositive Power: 0 Class A Ordinary Shares.
Shared Dispositive Power: 15,194,000 Class A Ordinary Shares
Transactions in the class effected during the past sixty days: The Reporting Persons have not engaged in any transactions in the class of securities reported on that were effected during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Grande Holding Limited (formerly known as Homei Holding Inc.), acquired 100% shareholding of Grande Group Limited, as part of the reorganization. Subsequent to the transfers, Grande Group Limited became wholly owned by Grande Holding Limited. Except as set forth herein, the Reporting Persons have no contracts, arrangements, understandings, or relationships with respect to the Issuer's securities requiring disclosure under this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A - Sale and Purchase Agreement

## Signatures
- Grande Holding Limited: /s/ Yujie Chen, Yujie Chen/ Chief Executive Officer (10/02/2025)
- Yujie Chen: /s/ Yujie Chen, Yujie Chen/ Chief Executive Officer (10/02/2025)
- Tak Kai Raymond Tam: /s/ Tak Kai Raymond Tam, Tak Kai Raymond Tam (10/02/2025)